Filed by Aurous Resources

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rigel Resource Acquisition Corp

Commission File No. 333-280972

Rigel Resource Acquisition Corp Announces Effectiveness of Registration Statement and Special Meeting Date for Proposed Business Combination with Aurous

●	Registration Statement on Form F-4 declared effective, Extraordinary General Meeting to be held on February 4, 2025 and Closing expected shortly thereafter

●	Total committed and commercially agreed upon PIPE financing of $27.5 million, with the targeted PIPE raise of $50 million

●	Appointment of three nominees as independent non-executive directors upon closing the business combination: Jan Hendrik (“Hennie”) van Greuning, Christine Coignard, and Stephen Hayes

●	Operational and Financial Update provided by Aurous.

●	Gold prices are currently at $2,689/oz, up 30% for the calendar year and 24% from the signing date of the business combination with Rigel Resource Acquisition Corp and Aurous.

New York, NY / Business Wire/ Jan. 15, 2025/

Rigel Resource Acquisition Corp (“Rigel”) (OTCQX: RRACF) (“Rigel”) announces today that on January 14, 2025, the U.S. Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form F-4 (the “Registration Statement”) for the proposed business combination with Blyvoor Gold Resources Proprietary Limited and Blyvoor Gold Operations Proprietary Limited (together, “Aurous”), a producing gold mining company.

Rigel will mail the definitive proxy statement/prospectus to shareholders of record as of the close of business on January 10, 2025.

Rigel will hold its Extraordinary General Meeting (the “Special Meeting”) of its shareholders to vote on the approval and adoption of the Business Combination on February 4, 2025, at 9:00 a.m. Eastern Time at the offices of Sidley Austin LLP located at 787 7th Ave, New York, NY 10019, and via a virtual meeting at www.cstproxy.com/rigelresources/bc2025. Rigel shareholders of record as of the close of business on January 10, 2025 are entitled to attend and vote at the Special Meeting.

The Business Combination is expected to close shortly after shareholder approval at the Special Meeting, subject to the satisfaction of other customary closing conditions. The combined company will be named Aurous Resources and is expected to be listed on Nasdaq in connection with the completion of the proposed business combination.

Aurous Updates:

Aurous, which operates the Blyvoor mine and is developing the Gauta tailings retreatment project, announced the following financial and operational summary for the first six months in FY2025:

●	In H1 FY2025, generated unaudited preliminary revenue of ~US$23 million for the period ended 31 August 2024, an increase of 5% year-on-year.

●	Generated operating profit of ~US$2.1 million for the first half of the fiscal year, an increase of 59% year-on-year.

●	10,888 oz of gold sold in H1 FY2025 with 93,513 tonnes milled and recovered grade of 3.64 g/t.

Additionally, Aurous announced three nominees as independent non-executive directors upon closing of the business transaction:

●	Jan Hendrik (“Hennie”) van Greuning, an experienced executive, including 15 years at the World Bank as well as acting as Registrar of Banks in South Africa before that. Hennie served on the board of the FirstRand Banking Group where he chaired the Audit, Risk and Ethics committees for over 9 years. He holds a PhD in banking regulations and is a published and accomplished executive in the financial sector.

●	Christine Coignard, an executive with extensive banking, investing, management and board experience, built during a career that started at the Royal Bank of Canada, Société Générale, and Citi. Ms Coignard has extensive experience in the mining industry, having worked for Norilsk Nickel and other operating companies, investors, public authorities and advisors related to the mining industry.

●	Stephen Hayes, who was previously the President and CEO of the Corporate Council on Africa (CCA), and has extensive experience in US-Africa relations, advisory and fundraising. The CCA, during his tenure, was the most important organisation between African nations and the United States’ public and private sector. Stephen is the only American to have ever been awarded both the Ron Brown Award for International Leadership, the highest award given by the US Department of Commerce, and The President’s “E” (for Excellence) Award, the highest award given by the White House for outstanding leadership in international export development.

About Rigel Resource Acquisition Corp

Rigel Resource Acquisition Corp is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Company Contact:

Rigel Resource Acquisition Corp

info@rigelresource.com

Important Information for Investors

In connection with a business combination transaction (the “Business Combination”), Rigel Resource Acquisition Corp (“Rigel”), Aurous Resources (“Aurous”), Blyvoor Gold Resources Proprietary Limited (“Aurous Gold”), Blyvoor Gold Operations Proprietary Limited (“Tailings” and, together with Blyvoor Resources, the “Target Companies”, each a “Target Company”) have filed with the SEC a registration statement on Form F-4 (as amended, the “Registration Statement”). The Registration Statement has been declared effective and Rigel will mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders and public warrant holders. The Registration Statement, including the definitive proxy statement/prospectus contained therein, contains important information about the Business Combination and the other matters to be voted on at the meeting of the shareholders. This press release does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters The Target Companies, Aurous and Rigel may also file other documents with the SEC regarding the Business Combination. Rigel’s shareholders, public warrant holders and other interested persons are advised to read the Registration Statement, the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials contain important information about the Target Companies, Aurous, Rigel and the Business Combination. Shareholders are also be able to obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Rigel’s, Aurous’, or the Target Companies’ future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These statements are based on various assumptions and on the current expectations of Rigel or the Target Companies, as applicable, and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Rigel and its management, the Target Companies and their management, and Aurous and its management, as the case may be, are inherently uncertain. Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to be materially different from future results, performance or achievements expressed or implied by such forward looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Rigel, the Target Companies, Aurous or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Rigel, the Target Companies or Aurous, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet the listing standards of NASDAQ or any other stock exchange following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Target Companies as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Target Companies to grow and manage growth profitably, maintain relationships with customers and suppliers and retain their management and key employees; (8) transaction costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Target Companies may be adversely affected by other economic, business and/or competitive factors; (11) the Target Companies’ estimates of their financial performance; (12) the ability to successfully negotiate and execute binding transaction documents with Siyanda Resources and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” in the Registration Statement and the section entitled “Risk Factors” in Rigel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. In addition, forward-looking statements reflect the Target Companies’, Rigel’s or Aurous’ expectations, plans or forecasts of future events and views as of the date of this press release. The Target Companies, Aurous, and Rigel anticipate that subsequent events and developments will cause these assessments to change. However, while the Target Companies and/or Rigel and/or Aurous may elect to update these forward-looking statements at some point in the future, each of the Target Companies, Aurous, and Rigel specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Target Companies’, Aurous’, nor Rigel’s assessments as of any date subsequent to the date of this press release.

Participants in the Solicitation

Rigel, Aurous, and the Target Companies and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Rigel’s stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Rigel’s stockholders in connection with the Business Combination is set forth in the Registration Statement, including a proxy statement/prospectus, filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Rigel’s directors and officers in Rigel’s filings with the SEC and the Registration Statement, including the proxy statement/prospectus of Rigel and Aurous for the Business Combination.

This press release is not a substitute for the Registration Statement or for any other document that Rigel, the Target Companies, or Aurous may file with the SEC in connection with the potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Rigel, the Target Companies, and Aurous through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of the Target Companies, Rigel, Aurous or any of their respective affiliates (the “Securities”). No offering of Securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of Securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States, South Africa or any other jurisdiction has in any way passed upon the merits of the transaction or the accuracy or adequacy of this communication. In South Africa, no Securities will be offered to any person other than selected investors falling within one of the specified categories listed in section 96(1)(a) or (b) of the Companies Act, 2008 (as amended, “South African Companies Act”) to whom the offer will be specifically addressed and as such there will not be any “offer to the public”, as envisaged in Chapter 4 of the South African Companies Act. Accordingly, no prospectus has been filed or will be filed with the South African Companies and Intellectual Property Commission in respect of the transactions contemplated in this press release.

This communication does not constitute nor form a part of any offer or an invitation or solicitation or advertisement to purchase and/or subscribe for Securities in South Africa, including an offer to the public for the sale of, or subscription for, or an invitation or the solicitation of an offer to buy and/or subscribe for any Securities (whether pursuant to this announcement or otherwise) in South Africa, including an offer to the public or section of the public in South Africa securities as defined in the South African Companies Act, 2008.

The communication constitutes factual, objective information about the Target Companies, Rigel, and Aurous and nothing contained herein should be construed as constituting any form of investments advice or recommendation, guidance or proposal of a financial nature as contemplated in the South African Financial Advisory and Intermediary Services Act, 2002 as amended in respect of the Target Companies, Rigel, and Aurous or any transaction in relation thereto. The contents of this communication must not be construed as constituting the canvassing for, or marketing or advertising of, financial services by the Target Companies, Rigel, and Aurous and/or their representatives and advisors in South Africa.

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